UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

CHENIERE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

16411Q101

(CUSIP Number)

Michael J. Wortley

Executive Vice President and Chief Financial Officer

Cheniere Energy Partners GP, LLC

700 Milam Street, Suite 1900

Houston, Texas 77002

713-375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16411Q101	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Cheniere Energy Partners LP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 239,872,500 Common Units (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 239,872,500 Common Units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,872,500 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.56% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 135,383,831 Common Units issuable to the Reporting Person upon conversion of Subordinated Units held directly by the Reporting Person.
(2)

This percentage is based on a total of 484,015,123 Common Units outstanding, which amount includes (i) 348,631,292 Common Units outstanding as of April 24, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on April 30, 2020 and (ii) 135,383,831 Common Units issuable upon conversion of the Subordinated Units held directly by the Reporting Person.

CUSIP No. 16411Q101	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Cheniere Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 239,872,500 Common Units (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 239,872,500 Common Units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,872,500 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.56% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 135,383,831 Common Units issuable to the Reporting Person’s wholly-owned subsidiary upon conversion of Subordinated Units held directly by the Reporting Person’s wholly-owned subsidiary.
(2)

This percentage is based on a total of 484,015,123 Common Units outstanding, which amount includes (i) 348,631,292 Common Units outstanding as of April 24, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on April 30, 2020 and (ii) 135,383,831 Common Units issuable upon conversion of the Subordinated Units held directly by the Reporting Person’s wholly-owned subsidiary.

CUSIP No. 16411Q101	SCHEDULE 13D	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 11 to Schedule 13D amends and supplements the information set forth in Amendment No. 8 to Schedule 13D filed by Cheniere Energy Partners LP Holdings, LLC and Cheniere Energy, Inc. with the United States Securities and Exchange Commission on May 16, 2016, which amended and restated in its entirety the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 9 to Schedule 13D filed on August 12, 2016, and as amended by Amendment No. 10 to Schedule 13D filed on August 8, 2017 (the “Schedule 13D”).

Except as set forth herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2(c), (d), and (e) is hereby amended and supplemented as follows:

(c) Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Exhibit 99.3, attached hereto, which is incorporated herein by reference.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Exhibit 99.3 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On July 28, 2020, the Issuer announced that the board of directors of Cheniere Energy GP, LLC, the Issuer’s general partner (the “Board”), approved the regular quarterly distribution to the holders of the Issuer’s Common Units for the second quarter of 2020 in an amount of $0.645 per Common Unit, payable by the Issuer on August 14, 2020, to Common Unit holders of record as of August 7, 2020. Also on July 28, 2020, the Issuer announced that the Board confirmed that, upon payment of the distribution, the Issuer will have satisfied the financial conditions for the conversion of the Subordinated Units set forth in the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership (the “Agreement”). As a result, pursuant to the terms of the Agreement, all of the outstanding Subordinated Units will convert into Common Units on a one-for-one basis on August 17, 2020, the first business day following the distribution (the “Conversion Date”), for no additional consideration. Upon the conversion of all of the Subordinated Units to Common Units, the Subordination Period (as defined in the Agreement) will automatically terminate.

CUSIP No. 16411Q101	SCHEDULE 13D	Page 5 of 6 Pages

CQP Holdings holds all 135,383,831 outstanding Subordinated Units. As of July 28, 2020, these Subordinated Units became convertible into 135,383,831 Common Units within 60 days.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b), and (c) is hereby amended and restated as follows:

(a) CQP Holdings is the beneficial owner of 239,872,500 Common Units, which represents approximately 49.56% of the outstanding Common Units. This amount includes: (i) 104,488,669 Common Units and (ii) 135,383,831 Common Units issuable to CQP Holdings on the Conversion Date, upon conversion of an equal number of Subordinated Units held directly by CQP Holdings.

Cheniere Energy does not directly own any Common Units or Subordinated Units of the Issuer. By virtue of its ownership of 100% of the outstanding common shares of CQP Holdings, Cheniere Energy may be deemed to possess indirect beneficial ownership of the Common Units, including through Subordinated Units, beneficially owned by CQP Holdings.

Except as indicated in this Item 5 or as set forth in Exhibit 99.3, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Exhibit 99.3 to the Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units.

(b) CQP Holdings has the shared power to vote or direct the vote of the 104,488,669 Common Units directly held by it. CQP Holdings also has the shared power to vote or direct the vote of 135,383,831 Subordinated Units directly held by it, which are convertible into an equal number of Common Units on the Conversion Date. CQP Holdings’ voting power is shared with Cheniere Energy.

CQP Holdings also has the shared power to dispose of or cause the disposition of the Common Units and Subordinated Units directly held by it. CQP Holdings’ dispositive power is shared with Cheniere Energy.

(c) Except as otherwise described herein, the Reporting Persons have not entered into any transactions in the Issuer’s securities effected within the 60 days preceding this filing.

Item 7	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

Exhibit 99.3	Additional Information Regarding the General Partners, Executive Officers, Managers and Board of Directors of the Reporting Persons

CUSIP No. 16411Q101	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title: President and Chief Financial Officer, Manager

CHENIERE ENERGY, INC.

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title: Executive Vice President and Chief Financial Officer

Date: July 30, 2020